Exhibit 12.1
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(dollars in thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings
Income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense)	$(395,462)	$(363,465)	$(424,832)	$(163,626)	$(257,806)	$(236,911)
Add (subtract):
Distributions from private equity funds	183,410	653,366	381,399	224,449	—	—
Distributions from unconsolidated ventures	12,895	30,934	15,387	16,526	2,920	1,695
Interest expense	362,052	495,086	243,871	178,659	140,093	140,268
Total earnings	$162,895	$815,921	$215,825	$256,008	$(114,793)	$(94,948)
Fixed Charges
Interest expense	362,052	495,086	243,871	178,659	140,093	140,268
Total Fixed Charges	362,052	495,086	243,871	178,659	140,093	140,268
Preferred stock dividends	63,178	84,238	73,300	55,516	27,025	20,925
Total Combined Fixed Charges and Preferred Stock Dividends	$425,230	$579,324	$317,171	$234,175	$167,118	$161,193
Ratio of earnings to fixed charges(1)	0.45	1.65	0.88	1.43	(0.82)	(0.68)
Ratio of earnings to combined fixed charges and preferred stock dividends(2)	0.38	1.41	0.68	1.09	(0.69)	(0.59)
Deficiency related to ratio of earnings to fixed charges	$(199,157)	NA	$(28,046)	NA	$(254,886)	$(235,216)
Deficiency related to ratio of earnings to combined fixed charges and preferred stock dividends	$(262,335)	NA	$(101,346)	NA	$(281,911)	$(256,141)
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(1)
Excluding unrealized (gain) loss from fair value adjustments and unrealized loss from fair value adjustments related to impairments on operating real estate, goodwill and unconsolidated ventures recognized in the nine months ended September 30, 2016 and the years ended December 31, 2015, 2014, 2013, 2012 and 2011, the ratios of earnings to fixed charges were 1.40, 2.11, 1.78, 1.39, 2.53 and 2.07, respectively.

(2)
Excluding unrealized (gain) loss from fair value adjustments and unrealized loss from fair value adjustments related to impairments on operating real estate, goodwill and unconsolidated ventures recognized in the nine months ended September 30, 2016 and the years ended December 31, 2015, 2014, 2013, 2012 and 2011, the ratios of earnings to combined fixed charges and preferred stock dividends were 1.20, 1.80, 1.37, 1.06, 2.12, and 1.80, respectively.